UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

EBITDA margin reaches 40% in 2Q10 despite the effects of scheduled maintenance downtimes on the production cash cost.

Key Indicators(1)	2Q10	1Q10	2Q09	2Q10 vs. 1Q10	2Q10 vs. 2Q09	1H10	1H09	1H10 vs. 1H09	LTM*
Pulp Production ('000 t)	1,208	1,314	1,334	-8%	-9%	2,522	2,366	7%	5,343
Pulp Sales ('000 t)	1,253	1,322	1,349	-5%	-7%	2,575	2,513	2%	5,310
Paper Production ('000 t)	79	77	94	3%	-16%	156	188	-17%	336
Paper Sales ('000 t)	87	83	104	6%	-16%	170	198	-14%	390

Net Revenue (R$ million)	1,809	1,675	1,471	8%	23%	3,484	2,900	20%	6,584
EBITDA (R$ million) (2)	730	637	389	15%	87%	1,368	767	78%	2,296
EBITDA margin (%)	40%	38%	26%	2 p.p.	14 p.p.	39%	26%	13 p.p.	35%
Net Financial Result (3)	(315)	(341)	1,369	-	-	(656)	1,184	-155%	(246)
Net Income (R$ million)	130	9	920	1341%	-86%	139	2,187	-94%	543

Gross Debt (R$ million)	13,209	13,540	16,145	-2%	-18%	13,209	16,145	-18%	13,209
Cash Position (R$ million)	2,364	2,684	2,953	-12%	-20%	2,364	2,953	-20%	2,364
Net Debt (R$ million)	10,846	10,856	13,192	-	-18%	10,846	13,192	-18%	10,846
Net Debt/EBITDA(2) LTM*	4.7	5.6	7.2	-0.9 x	-2.5 x	4.7	7.2	-2.5 x	4.7

*	LTM: Last Twelve Months

Highlights of the Quarter

•  Settlement of the remaining derivatives balance (US$511 million);

•  Continued reduction of Net Debt/EBITDA: 4.7x in 2Q10 versus 5.6x in 1Q10 and 7.2x in 2Q09;

•  Fibria 2020 Eurobond issue and conclusion of the bond exchange offer of Fibria 2019 for Fibria 2020;

•  Cash balance represented 1.1x of short term debt in 2Q10;

•  EBITDA(2) of R$730 million, up 15% quarter-on-quarter and 87% year-on-year;

•  EBITDA margin of 40%, 2 p.p. greater than that of 1Q10. EBITDA/t recovered for the fourth consecutive quarter to R$545/t (US$304/t);

•  Producers’ inventories remaining below historical averages and recovering global demand allowed increases in the base European list price to US$920/t in June;

•  Pulp production reached 1,208 thousand tons, down 8% quarter-on-quarter due to the effect of the maintenance downtimes, and 9% less year-on-year as a result of the sale of the Guaíba Unit;

•  5% and 7% quarter-on-quarter and year-on-year declines, respectively, in pulp sales were less than the effects of the downtimes on production in 2Q10. Pulp inventories fell to 33 days (1Q10: 35 days);

•  Cash cost of pulp production of R$499/t in 2Q10, increasing R$81/t over 1Q10 mainly due to the effect of the scheduled maintenance downtimes. Without the effect of the downtimes, the cash cost was R$449/t;

•  Net income of R$130 million, compared to R$9 million in 1Q10 and R$920 million in 2Q09;

•  Synergies: more than 85% of the initiatives planned for 2010 were launched in 1H10;

•  Fibria migrated to the Novo Mercado on May 20.

Subsequent Events

•  João Elek was named Chief Financial and Investor Relations Officer;

•  Startup of the Três Lagoas II anticipated to 2014;

•  The Board of Directors approved the Corporate Governance, Information Disclosure and Securities Trading policies;

•  US$50/t reduction of the list price for all regions as of August.

Information as of 8/13/2010: Market Value R$13.4 billion US$7.5 billion Quotes FIBR3: R$ 28.69 FBR: US$16.10 Shares issued: 467,934,646 Common shares	Conference Call Date: August 16, 2010 12:00 P.M. English (BRT) 2:00 P.M. Portuguese (BRT) Replay: August 16 to 20, 2010 1 (412) 858-4600 Code: Fibria Webcast: www.fibria.com.br/ir	IR Contact: João Elek CFO/IRO André Gonçalves IR Manager Anna Laura L. Rondon Fernanda Naveiro Vaz Roberto P. Costa (11) 2138-4565 ir@fibria.com.br

(1)
The 2009 Financial Statements presented for comparison, were adjusted according to accounting standards (CPCs) 15-40 and 43 (except 34-unissued) issued by the Brazilian Accounting Standards Committee, as required by BR GAAP;

(2)	adjusted by non-recurring and non-cash items and CPC effects

(3)	includes results from financial investments, monetary and exchange variation, mark-to-market of derivatives and interest calculations

The operating and financial information of Fibria Celulose S.A. for the second quarter of 2010 (2Q10) is disclosed in this document consolidated format and expressed in Brazilian reais (R$), is unaudited and is elaborated in accordance with the requirements of Brazilian corporate law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all inter-company transactions.

Contents

Executive Summary	04
Pulp Market	06
Paper Market	08
Production and Sales – Pulp and Paper	09
Results Analysis	10
Financial Result	13
Net Income	14
CAPEX	15
Debt	15
Derivatives	18
Liability Management	19
Capital Markets	20
Subsequent Events	20
Appendix I	22
Appendix II	23
Appendix III	24
Appendix IV	25
Appendix V	26
Appendix VI	27

Executive Summary

The recent signs of economic crisis in the Eurozone did not impact the market pulp industry in the second quarter. World pulp producers’ inventories remained below historical averages, which, combined with recovery in demand from more mature markets, allowed new price increases for all regions during 2Q10. The European list price reached US$920/t in June.

The pulp price increases announced throughout 2Q10 drove the average net price in reais up 14%. Year-on-year, the average net price in reais grew 44%, explained by the 65% increase in the average net dollar price, offset by the 14% average appreciation of the real. Due to instability in the Asian market, at the beginning of August Fibria decided to strengthen its market positioning, reducing the list price by US$50/t for all regions. Nonetheless, this reduction does not represent a change in the industry fundamentals.

The pulp production volume of 1,208 thousand tons, down 8% and 9% compared to 1Q10 and 2Q09, respectively, reflected the annual scheduled maintenance downtimes at Aracruz, Três Lagoas and Veracel, which preserve the operational excellence of these units. All downtimes were successfully concluded in the period. The year-on-year decline also reflects the effect of lower production availability due to both the downtimes and the sale of the Guaíba Unit.

The positive dynamics of the market pulp industry in 2Q10 allowed Fibria to sell 1,253 thousand tons, more than it produced in the period. The 5% and 7% quarter-on-quarter and year-on-year declines, respectively, are explained exclusively by the lower production availability. Pulp inventories decreased again, closing 2Q10 at 33 production days, compared to 35 days in 1Q10.

The cash cost of pulp production of 2Q10 was R$499/t, up 19% or R$81/t quarter-on-quarter as the scheduled downtimes increased consumption of industrial inputs and reduced the dilution of fixed costs in the period. The year-on-year increase is explained by the additional units in maintenance during 2Q10 and the greater expenses with wood transportation (increased average forest-mill distance), partially offset by Três Lagoas’ lower production cash cost and the gain from synergies with the lower cost of chemicals and energy.

Adjusted EBITDA totaled R$730 million, growing 15% quarter-on-quarter. EBITDA margin increased 2 p.p. over 1Q10 to 40% due to the increase in the average net price of pulp and paper, partially offset by the expansion of approximately 7% of the cost of goods sold per ton (COGS/t). Year-on-year, EBITDA increased R$341 million or 87% chiefly due to the higher average pulp price. EBITDA per ton recovered for the fourth consecutive quarter, reaching R$545/t (US$304/t), up 20% quarter-on-quarter.

The Company proceeded with new initiatives to improve its debt profile. Fibria's most recent Eurobond issue (Fibria 2020), the conclusion of bond exchange offer of Fibria 2019 for Fibria 2020 and the settlement of the derivatives debt stand out. Gross debt in June was R$13,209 million, down 2% and 18% quarter-on-quarter and year-on-year, respectively. Gross short-term debt was reduced to 16% of the total in 2Q10, compared to 24% in 1Q10 and 34% in 2Q09. The Company’s cash position was R$2,364 million, 75% of which was invested in domestic currency. Net debt totaled R$10,846 million, stable quarter-on-quarter and falling 18% year-on-year. Collateralized debt represented 16% of the total debt in 2Q10 (2Q09: 43%). The combination of reduced debt and increased cash generation drove the continued leverage decrease to 4.7x in 2Q10. The graph below shows the recent evolution of the net debt/EBITDA ratio:

The net financial result for the quarter was a R$315 million expense, compared to a R$341 million expense in 1Q10, chiefly due to the reduced effect of foreign exchange variation on the dollar-denominated debt and the increased financial revenue in the period.

Net income in 2Q10 came to R$130 million, compared to R$9 million in 1Q10 and R$920 million in 2Q09. To avoid increased volatility in the application of Accounting Pronouncement Committee Standard (CPC) 29, which requires restatement at least annually, the Company opted to reassess the fair value of its biological assets semiannually, earning an additional R$68 million in the fair value of these assets in 2Q10.

Fibria maintained its synergies capture plan announced in 2009, launching in the first half more than 85% of the initiatives planned for 2010.These initiatives, together with the captured synergies, represent gains of approximately R$2 billion at the net present value (NPV). From the total planned synergies of R$4.5 billion, we maintain our estimates of capturing approximately R$2.3 billion in synergies at NPV in 2010. One of the most synergetic areas was that of Supply Chain, in which we worked on four fronts: increased supply scale; expanded supplier base; sharing of best practices; and optimization of the supply logistics network.

Fibria plans to accelerate the installation of the new plant in Três Lagoas, with an installed capacity of 1.5 million tons, anticipating the startup to 2014. The social-environmental licensing process has already begun. With respect to the Veracel II project, Fibria’s negotiations with its partner continue to progress toward the construction of a new plant with an installed capacity of 1.5 million tons.

Pulp Market

The global economy continued to recover in the second quarter despite the increase in risk factors in Europe, sustaining the positive fundamentals of the pulp and paper industry.

In the first half, world Printing and Writing paper demand increased 10% or 4.3 million tons in all regions compared to the same period of 2009. Asia grew the most, at 18%, while European demand posted the largest increase in five years, reaching 5%. In North America, the 8% growth was driven by the coated paper segment. In fact, world demand for coated papers posted the greatest increase among all paper segments, growing 13% in the first six months of 2010. Shipments through June represented 87% of installed capacity, compared to 79% in 2009. The most recent available data for the tissue paper segment suggest that demand grew 1% in 1Q10 compared to the same period of the previous year. The Pulp and Paper Products Council (PPPC) estimates growth of 3% in demand of this segment for 2010.

Source: PPPC Global 100

Demand for pulp remained stable in June, but grew 1% in the first half over the same period of 2009. From January to June, demand represented 93% of total installed capacity.

On the supply side, the availability of pulp in the production chain remains limited. According to the PPPC’s Global 100 report, world producers’ inventories fell 2 days to close June at 25 days. Producers’ inventories remained at the lowest point of the normal curve, which varies from 27 to 40 days. In comparison, consumers' inventories closed at 19 supply days in June, historically very low.

Source: PPPC Global 100

Limited supply has played an important role in the market in recent months. According to available information on scheduled maintenance downtimes, this trend should continue in the coming months. Data indicate that 2.5 million tons of pulp have gone off the market in 2Q10, while another 1.7 million tons in 3Q10 and 1.6 million tons in 4Q10 are expected to be cut. Scheduled maintenance downtimes in Brazil should peak in August when pulp production will be reduced by approximately 93 thousand tons. It is also important to note that the discussions about resuming production are for the most part concentrated on softwood, but it is yet to be defined when and if they will occur.

Source: ABTCP – Brazilian Technical Pulp and Paper Association and Fibria

Considering the increased pulp demand in regions like Europe and North America, as well as the scheduled maintenance downtimes in the second half of 2010 and the favorable, albeit cautious, economic scenario, major alterations in the supply and demand dynamic in the short term are not expected.

Paper Market

The scenario in the first half of 2010 was positive for Fibria’s papers portfolio. In addition to the positive seasonal effect in the second quarter, domestic demand was also stimulated by the World Cup, driving the positive performance that prompted price recovery not just in the domestic market but in foreign markets as well, in turn allowing Fibria to pass through pulp price increases. Recent statistics show that paper, especially Printing and Writing grades, is still being imported.

Industry prospects for the second half remain positive, especially as the Brazilian elections, year-end festivities and the paper industry’s preparation for “Back to School” draw near.

Production and Sales – Pulp and Paper

Sales Volume (´000 t)	2Q10	1Q10	2Q09	2Q10 vs. 1Q10	2Q10 vs. 2Q09	1H10	1H09	1H10 vs. 1H09	LTM*
Domestic Market Pulp	138	147	118	-7%	17%	285	205	39%	588
Export Market Pulp	1,115	1,174	1,231	-5%	-9%	2,289	2,308	-1%	4,722
Total Pulp	1,253	1,322	1,349	-5%	-7%	2,575	2,513	2%	5,310
Domestic Market Paper	78	71	92	10%	-15%	150	179	-16%	351
Export Market Paper	9	11	12	-23%	-26%	20	19	6%	39
Total Paper	87	83	104	6%	-16%	170	198	-14%	390
Total	1,340	1,404	1,453	-5%	-8%	2,744	2,710	1%	5,700

*	LTM : Last Twelve Months

Fibria’s pulp production reached 1,208 thousand tons in 2Q10, compared to 1,314 thousand in 1Q10 and 1,334 thousand in 2Q09. The 8% quarter-on-quarter drop was due to the maintenance downtimes at the Aracruz, Três Lagoas and Veracel units. Year-on-year, the 9% decline is explained by the scheduled maintenance for a greater number of units in 2Q10, in addition to the absence of the volumes from the Guaíba Unit. Pulp inventories totaled 504 thousand tons (33 days), down 7% from 543 thousand tons (35 days) in 1Q10.

Fibria sold a total 1,253 thousand tons of pulp in 2Q10, 5% less than in 1Q10 due to the maintenance downtimes. The 7% or 96 thousand ton year-on-year decline is explained by the lower production availability as a result of the downtimes and the sale of the Guaíba Unit. Pulp exports remained stable quarter-on-quarter, representing 89% of the sales volume in 2Q10. The greatest demand came from Europe, which received 38% of total exports.

In the paper segment, 2Q10 production totaled 79 thousand tons, up 3% over 1Q10 but down 16% over 2Q09, chiefly as a result of the absence of the Guaíba Unit. The sales volume of 87 thousand tons in the quarter was 6% greater than in 1Q10, mainly as a result of the recovery of the promotional market with the World Cup, but 16% less compared to 2Q09 due to the decreased supply and the postponement of editorial volumes to 3Q10. The increased share of specialty papers and growth of coated papers in the Company’s sales and revenues mixes reflects Fibria’s strategy of concentrating paper sales in higher added-value segments, as shown in the graph below.

Results Analysis

Net Revenues (R$ million)	2Q10	1Q10	2Q09	2Q10 vs. 1Q10	2Q10 vs. 2Q09	1H10	1H09	1H10 vs. 1H09	LTM*
Domestic Market Pulp	142	130	87	9%	63%	272	170	60%	486
Export Market Pulp	1,409	1,305	1,075	8%	31%	2,714	2,134	27%	4,980
Total Pulp	1,551	1,435	1,162	8%	33%	2,986	2,304	30%	5,467
Domestic Market Paper	228	205	273	11%	-17%	433	529	-18%	991
Export Market Paper	16	20	24	-20%	-31%	37	40	-9%	71
Total Paper	244	226	297	8%	-18%	470	569	-18%	1,062
Total	1,795	1,661	1,458	8%	23%	3,455	2,873	20%	6,528
Income ASAPIR** + Portocel	15	14	12	7%	22%	29	27	8%	56
Total	1,809	1,675	1,471	8%	23%	3,484	2,900	20%	6,584

*	LTM : Last Twelve Months

*
Asapir was established with part of the net equity of the company Ripasa SA Celulose e Papel, which occurred on August 31, 2008, aimed at enabling the implementation of the Consortium Paulista de Papel e Celulose - Conpacel.

Fibria’s net operating revenue totaled R$1,809 million in 2Q10, increasing 8% quarter-on-quarter and 23% year-on-year. Net revenue from pulp totaled R$1,551 million in 2Q10, up 8% over 1Q10's R$1,435 million. The 5% drop in pulp sales volumes in the quarter was offset by the 14% increase the average net price in reais compared to 1Q10. Net revenue from pulp expanded 33% year-on-year, driven by the 44% increase in the average net price in reais, partially offset by the 7% decrease in sales volumes.

Net revenue from paper grew 8% over 1Q10 due to the 6% increase in the volume sold together with the 2% increase in the average net price, in turn a result of the price increases applied to all segments. In relation to 2Q09, the 18% drop in net revenue from paper is mainly explained by the 16% drop in sales volume.

The cost of goods sold (COGS) of R$1,293 million was 2% or R$27 million greater than in 1Q10, chiefly due to:

(i)	+R$30 million – increased production cost due to downtimes;

(ii)	+R$13 million – increased provision for losses on ICMS credits;

(ii)	-R$21 million – reduced sales volume.

Year-on-year, COGS remained stable due to reduced freight costs, offset by the increase in the provision for losses on ICMS credits and the increase in the depletion line as a result of the adoption of CPC 29 – Adjustment of biological assets to market value.

In 2Q10, the COGS per ton totaled R$965/t, increasing 7% quarter-on-quarter and 8% year-on-year. Cash COGS/t (excluding depreciation, amortization, depletion and provision for losses on ICMS credits) increased 8% compared to 1Q10.

The cash cost of pulp production in 2Q10 stood at R$499/t, R$81/t or 19% greater than in 1Q10, mainly due to the effect of the maintenance downtimes at the Aracruz, Três Lagoas and Veracel units in the period. Excluding the effects of the downtimes, the cash cost of pulp production would have been R$449/t. The table below shows the evolution of the production cash cost and the explanations for the main variations in the quarter and year:

Cash Cost	R$/t
1Q10	418
Maintenance downtimes	50
Higher cost of wood transportation	10
Materials and services	10
Higher cost of raw materials	4
Others	7
2Q10	499

Cash Cost	R$/t
2Q09	426
Maintenance downtimes	37
Higher cost of wood transportation	32
Materials and services	13
Lower cost of raw materials and energy (price effect)	(8)
Três Lagoas/Guaíba Effects	(7)
Others	6
2Q10	499

Sales expenses totaled R$93 million, increasing R$23 million and R$14 million quarter-on-quarter and year-on-year, respectively. Of total sales expenses, R$15 million refers to the constitution of a non-recurring provision for doubtful accounts.

Administrative expenses totaled R$81 million, R$9 million greater than in 1Q10, mainly as a result of hiring consulting firms, retroactively renegotiating contracts and employee indemnifications. The R$18 million year-on-year increase was chiefly due to the 2Q09 reversal of consulting and third-party service costs incurred in 1Q09, as per CPC 08.

Other operating revenues totaled R$46 million, compared to the R$45 million expense posted in 1Q10. This result is due, in large part, to the R$68 million effect of the gains in biological asset values and the non-recurring capital gains from the sale of fixed assets in the amount of R$12 million. These effects also explain the year-on-year variation in this line.

Adjusted EBITDA in 2Q10 was R$730 million, with a margin of 40%, compared to 1Q10’s R$637 million and 38% margin. The 2 p.p. improvement in the EBITDA margin is mainly due to the increases in the average net pulp and paper prices, partially offset by the approximately 7% increase in the COGS/t and non-recurring/non-cash items.

EBITDA per ton sold (EBITDA/t) recovered for the fourth consecutive quarter, growing 20% quarter-on-quarter to R$545/t (US$304/t).

Financial Result

Financial Result (R$ million)	2Q10	1Q10*	2Q09
Financial Income	54	38	234
Interest on financial investments	43	50	67
Derivatives	11	(12)	167
Financial Expenses	(188)	(181)	(196)
Interest - loans and financing (local currency)	(55)	(55)	(83)
Interest - loans and financing (foreign currency)	(133)	(126)	(113)
Monetary and Exchange Variations	(104)	(187)	1,431
Exchange Variations - Debt	(118)	(242)	1,665
Exchange Variations - Cash	14	55	(234)
Other Financial Income / Expenses	(74)	(2)	(99)
Others (CPC 15 and 20 effects)	(3)	(9)	(1)
Net Financial Result	(315)	(341)	1,369

*	Reclassification of 1Q10 for better comparision with 2Q10, without impact on the net financial result

Financial revenue from cash investments and derivatives adjustment was R$54 million, with R$43 million from investments and R$11 million from derivatives. The R$16 million quarter-on-quarter increase is primarily due to the positive effect of marked-to-market derivatives positions. This line presented a R$180 million year-on-year decrease, mainly as a result of the positive R$167 million from marked-to-market derivatives in 2Q09.

Financial expenses from servicing the debt totaled R$188 million in 2Q10, increasing R$7 million over 1Q10. This increase is chiefly explained by the use of the proceeds from Fibria 2020, issued in April, to settle costlier debts only at the end of June (without penalties) due to contractual restrictions. Expenses from servicing the debt fell R$8 million year-on-year, mainly as a result of the reduction of the average cost of debt and the settlement of the R$678 million bank debt. Considering amortization of the R$2.4 billion debt with former Aracruz shareholders, the Company reduced its gross debt by R$2,936 million.

Foreign exchange loss on dollar-denominated debt was R$118 million as a result of the dollar's 1.2% appreciation against the real in the period, compared to a loss of R$242 million in 1Q10 with the dollar’s 2.3% appreciation. The year-on-year variation is due to the dollar’s 16% depreciation against the real in the period, which resulted in a revenue of R$1,665 million.

Other financial expenses totaled R$74 million, up R$72 million over 1Q10, mainly impacted by the reversal of R$73 million from the monetary restatement of the provision for CSLL tax on export revenues. Year-on-year, the variation is explained by the lesser impact of the monetary restatement of the debt with former Aracruz shareholders in 2Q10.

Thus, the 2Q10 financial result was an expense of R$315 million (R$341 million expense in 1Q10), explained by the smaller impact of foreign exchange variations on the dollar-denominated debt and the increase of financial revenues.

Net Income

Net income in 2Q10 came to R$130 million, compared to R$9 million in 1Q10 and R$920 million in 2Q09. To avoid increased volatility in the application of CPC 29, which requires restatement at least annually, the Company opted to reassess the fair value of its biological assets semiannually, earning an additional R$68 million in the fair value of these assets in 2Q10.

It should be noted that for better comparison, the financial information for the second quarter of 2009 was adjusted such as to include the alterations introduced by the adoption of CPCs 15 to 40 and 43 (except 34 – unissued), as required by the generally accepted accounting principles in Brazil. The chart below shows the main factors that influenced net income in 2Q10, starting with EBITDA in the period.

*	The sum of Depreciation, Amortization, Depletion and Others.

CAPEX

Fibria's capital expenditures in 2Q10 totaled R$226 million. The company maintains its planned investments of approximately R$1.2 billion for 2010, focusing on operation maintenance, resuming some activities that had been postponed due to the international financial crisis in 2009. The table below shows how Fibria’s capital expenditures were allocated in 2Q10:

Capital Expenditure (R$ million)	2Q10	1Q10	2Q09(1)
Industrial Expansion	7	10	230
Forest Expansion	5	6	12
Subtotal Expansion	12	16	242
Safety/Environment	16	9	7
Forestry Renewal	100	112	84
Maintenance, IT, R&D, Modernization	64	24	21
Subtotal Maintenance	181	145	112
50% Conpacel	17	12	13
50% Veracel	16	12	20
Total Fibria	226	185	387

(1)	Includes investment in maintenance at the Guaíba Unit of R$19.7 million

Debt

Gross debt on June 30, 2010 was R$13,209 million, R$331 million less than in 1Q10. In relation to 2Q09, the reduction was R$2,936 million.

In the quarter, dollar-denominated debt accounted for 71% of gross debt (1Q10: 64%), of which approximately R$1.8 billion is related to the remaining balance of the debt with former Aracruz shareholders, with R$382 million payable in 2010 and R$1,406 billion in 2011 (net present value).

The graph below shows the debt-related transactions in the quarter.

Of the total R$2,913 million raised in the period, we highlight:

- Issue of the 10-year, US$750 million (R$1,340 million) Fibria Eurobond paying semiannual interest of 7.5% p.a.;

 - 7-year, US$600 million (R$1,081 million) Export Pre-Payment line with an initial coupon of the 3-month Libor plus 2.8% p.a. (which can be reduced to 2.4% p.a.);

- Availability of funds from a 7-year, US$224 million (R$394 million) Export Pre-Payment line with an initial coupon of the 3-month Libor plus 2.95% p.a. (which can be reduced to 2.4% p.a.);

Both operations aimed at improving the debt profile in terms of maturity and cost.

Of the total R$3,642 million in amortization in the period:

- R$1.04 billion refers to debt with the former Aracruz shareholders;

- R$944 million (US$511 million) refers to the settlement of derivatives debt;

- R$885 million (US$491 million) refers to the early settlement of export pre-payment lines with less attractive costs and terms.

The graph below shows the amortization schedule for Fibria’s total debt.

The cash position on June 30 was R$2,364 billion, 75% of which was invested in domestic currency.

The average cost of bank debt fell from 9.14% p.a. in 1Q10 to 9.06% p.a. in 2Q10 (89.5% of the overnight interbank deposit rate) in reais and from 6.84% p.a. in 1Q10 to 6.00% p.a. in 2Q10 in dollars considering the Libor forward curve. The average maturity of bank debt was extended to 70 months (1Q10: 62 months) and short-term obligations were reduced to 16% in 2Q10 (24% in 1Q10 and 34% in 2Q09).

Gross Debt (R$ million)	2Q10	1Q10	2Q09
Total Gross Debt	13,209	13,540	16,145
Gross Debt in R$	3,856	4,870	7,045
Gros Debt in US$ (1)	9,353	8,670	9,100
Average maturity (months)(2)	70	62	47
% short-term portion	16%	23%	34%
Total Cash(3)	2,364	2,684	2,953
Net Debt	10,846	10,856	13,192
Net Debt / EBITDA (x)	4.7	5.6	7.2

(1)	Includes BNDES index

(2)	Does not include debt to the former shareholders of Aracruz

(3)	Includes the derivatives fair value

Derivatives

Fibria's Market Risk Management Policy allows the Company to use derivatives to protect the dollar-denominated cash flow – cash generation in foreign currency net of costs, expenses and debt servicing – and its debt from the effect of interest rate variations.

Fibria uses derivatives strictly for hedging purposes. Its current derivatives contracts, duly registered at the Securities Custody Central and Clearinghouse (CETIP), are conventional, without leverage or margin calls, and cash adjustments are only recognized upon their respective maturities. The marked-to-market financial derivatives position on June 30, 2010 was positive R$14 million, as opposed to negative R$13 million on March 31, 2010.

The table below shows the position of the derivatives open position at the end of 2Q10.

		Nocional amount				Fair Value
R$ million		2Q10		1Q10		2Q10		1Q10
Swap contracts	Last Maturity
Assets position

Yen (Yen to US$)	jan/14		¥4.755		¥4.755	R$	130	R$	101
Interest: Libor (floating)	jul/14		$353		$420	R$	14	R$	111
Total: Assets position (a)						R$	144	R$	212

Liabilities position
CDI		R$	-	R$	103	R$	-	R$	(104)
Dolar (Yen to US$)	jan/14		$45		$45	R$	(120)	R$	(95)
Interest Libor (fixed rate)	jul/14		$353		$370	R$	(29)	R$	(32)

Total: Liabilities position (b)						R$	(149)	R$	(231)
Net (a+b)						R$	(5)	R$	(19)

Derivatives
NDF	jan/11		$347		$218	R$	19	R$	6
Option	mai/10		$-		$50	R$	-	R$	-
Total: Other Derivatives (c)						R$	19	R$	6
Net (a+b+c)						R$	14	R$	(13)

*	Exchange rate Yen x Real 2Q10: R$ 0,02037 / 1Q10: R$ 0,01906

Liability Management

In April, Fibria issued a 10-year Eurobond (Fibria 2020) paying semiannual interest of 7.5% p.a. with an early redemption option as of 2015. At the same time, the Company announced the bond exchange offer for Fibria 2019 by reopening Fibria 2020, aiming to align the interest curve, liquidity and covenants to the Company's new reality. The operation was completed in May with adherence of 94%, above the market average for operations of this kind.

A portion of the proceeds from this operation was used in the settlement of derivatives debt in the amount of US$511, thereby eliminating covenants and making guarantees on this debt available. These funds were also used in the payment of other debts with shorter terms and higher costs.

The company also contracted a new, 7-year, US$600 million Export Pre-Payment line with an initial cost of the 3-month Libor plus 2.8% p.a., which can be reduced to 2.4% p.a. These funds were used in the early settlement of less attractive debts in terms of maturity and cost, as well as to form a cash reserve for short-term obligations.

The table below offers a summary of the main actions of the plan implemented in 2010:

Initiatives implemented	Date of implementation	Amount

Operation indexed to the 3-month Libor plus		(+) US$535 million
initial spread of 2.95% p.a. with amortization	March/April, 2010	(US$224 million in April)
beginning in 2012

Issue of Fibria 2020 Eurobond at a cost of	April, 2010	(+) US$750 million
7.5% p.a.*

Exchange of Fibria 2019 Eurobond for		94% of Fibria 2019 Eurobond
Fibria 2020, with cost reduction from 9.25%	May, 2010	(US$1 billion issued)
p.a. to 7.5% p.a. and maturity extension

Settlement of derivatives debt	May, 2010	(-) US$511 million

Early settlement of PPEs with cost of 3-	June, 2010	(-) US$491 million
month Libor plus 3.5% to 5.0%

New PPE operation indexed to the 3-month
Libor + spread of 2.8% p.a. and start of	June, 2010	(+) US$600 million
amortization in 2012

Payment of a portion of the debt with former	June, 2010	(-) R$1.04 billion
Aracruz shareholders

Capital Markets

The average daily trading volume of Fibria’s shares was approximately 3.8 million, up 14% quarter-on-quarter. The average daily financial volume in 2Q10 was US$67.7 million, with US$35.9 million traded on the NYSE and US$31.8 million on the Bovespa, in line with the 1Q10 volume of US$67.5 million.

Reference Form

On June 30, 2010, Fibria filed its Reference Form for the 2009 fiscal year, in compliance with CVM Instruction 480/2009. The document is available on the Company’s website at www.fibria.com.br/ri.

Subsequent Events

João Elek named new CFO and Investor Relations Officer

On August 2, João Elek was named Fibria’s Chief Financial (CFO) and Investor Relations Officer. He spent the last three years as CFO and IRO for Net Serviços, and before that, he was the CEO at AT&T Brasil and CFO for Latin America. He has also worked at Embratel and served as CEO at Telmex Brasil and member of Net's board of directors, in addition to his 20 years of experience in the financial department at Citibank. Mr. Elek has a degree in electrical engineering from PUC-Rio, an MBA in marketing planning at COPPEAD/UFRJ, and specialized in mergers and acquisitions at Columbia Business School.

Corporate Governance

Fibria’s Board of Directors approved the Corporate Governance Policy on July 1, 2010. In line with best practices as defined by the Brazilian Institute of Corporate Governance (IBGC) and the Organization for Economic Cooperation and Development (OECD), the document formalizes and consolidates the company's corporate governance practices.

On the same date, the Board of Directors approved the Information Disclosure and Securities Trading policies.

The three policies are available on the Corporate Governance page of the Company’s website: www.fibria.com.br/ir.

Appendix I – Effects of adopting technical pronouncements CPCs 15 through 40 and 43 (except 34-unissued)

The company’s 2Q10 information complies with the technical accounting pronouncements issued by the Brazilian Accounting Standards Committee, including the adjustments introduced by CPCs 15 through 40 and 43 (except 34-unissued) which are required as of 2010. The 2009 financial statements were adjusted according to the alterations introduced by the initial adoption of these pronouncements as per legal disclosure requirements. These adjustments aim to bring Brazilian accounting standards in line with international practices, and the chief effects on Fibria’s financial statements are summarized below.

CPC 15 – Business combinations: the acquisition date should be that on which control was effectively transferred, considering the fair value of the assets acquired, liabilities assumed and minority interest. When the business combination is done in stages, the portion of initial interest should also be reassessed at the fair value on the acquisition date as a revenue offset.

CPC 20 – Borrowing Costs: Borrowing costs that are directly attributable to the construction of assets with long-term maturities were capitalized at the cost of these assets.

CPC 29 – Biological assets: Biological assets, represented by forests in formation, were measured at the fair value less selling expenses. Previously, these assets were booked under historical formation costs.

Appendix II – Revenues x Volume X Price*

Net Operating Revenues Variation | 2Q10 X 1Q10

	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Net Price - R$/ton		QoQ%
	2Q10	1Q10	2Q10	1Q10	2Q10	1Q10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	23,409	21,288	52,972	47,165	2,263	2,216	10.0	12.3	2.1
Coated	24,192	21,818	57,502	49,481	2,377	2,268	10.9	16.2	4.8
Special/Other	30,897	28,080	117,117	108,669	3,791	3,870	10.0	7.8	(2.1)
Total	78,498	71,186	227,591	205,315	2,899	2,884	10.3	10.8	0.5
Export Market
Uncoated	7,205	10,199	12,582	17,238	1,746	1,690	(29.4)	(27.0)	3.3
Coated
Special/Other	1,518	1,183	3,776	3,147	2,488	2,660	28.3	20.0	(6.5)
Total	8,723	11,382	16,358	20,385	1,875	1,791	(23.4)	(19.8)	4.7
Total Paper	87,221	82,568	243,949	225,700	2,797	2,734	5.6	8.1	2.3
Pulp
Domestic Sales	137,678	147,494	141,516	130,098	1,028	882	(6.7)	8.8	16.5
Export Market	1,115,406	1,174,044	1,409,096	1,305,087	1,263	1,112	(5.0)	8.0	13.6
Total	1,253,084	1,321,538	1,550,611	1,435,185	1,237	1,086	(5.2)	8.0	13.9
Total Domestic Sales	216,176	218,680	369,107	335,413	1,707	1,534	(1.1)	10.0	11.3
Total Export Market	1,124,130	1,185,426	1,425,454	1,325,472	1,268	1,118	(5.2)	7.5	13.4
TOTAL	1,340,305	1,404,106	1,794,561	1,660,885	1,339	1,183	(4.5)	8.0	13.2

Net Operating Revenues Variation | 2Q10 X 2Q09

	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Net Price - R$/ton		QoQ%
	2Q10	2Q09	2Q10	2Q09	2Q10	2Q09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	23,409	40,430	52,972	89,774	2,263	2,220	(42.1)	(41.0)	1.9
Coated	24,192	21,000	57,502	56,041	2,377	2,669	15.2	2.6	(10.9)
Special/Other	30,897	30,526	117,117	126,979	3,791	4,160	1.2	(7.8)	(8.9)
Total	78,498	91,955	227,591	272,794	2,899	2,967	(14.6)	(16.6)	(2.3)
Export Market
Uncoated	7,205	11,494	12,582	22,681	1,746	1,973	(37.3)	(44.5)	(11.5)
Coated
Special/Other	1,518	335	3,776	1,172	2,488	3,498	353.1	222.2	(28.9)
Total	8,723	11,829	16,358	23,853	1,875	2,016	(26.3)	(31.4)	(7.0)
Total Paper	87,221	103,784	243,949	296,648	2,797	2,858	(16.0)	(17.8)	(2.1)
Pulp
Domestic Sales	137,678	118,155	141,516	86,788	1,028	735	16.5	63.1	39.9
Export Market	1,115,406	1,230,576	1,409,096	1,075,061	1,263	874	(9.4)	31.1	44.6
Total	1,253,084	1,348,731	1,550,611	1,161,849	1,237	861	(7.1)	33.5	43.6
Total Domestic Sales	216,176	210,110	369,107	359,582	1,707	1,711	2.9	2.6	(0.2)
Total Export Market	1,124,130	1,242,406	1,425,454	1,098,915	1,268	885	(9.5)	29.7	43.4
TOTAL	1,340,305	1,452,516	1,794,561	1,458,497	1,339	1,004	(7.7)	23.0	33.3

Net Operating Revenues Variation | Accumulated June 30, 2010 X June 30, 2009

	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Net Price - R$/ton		YoY%
	Jan-Jun/10	Jan-Jun/09	Jan-Jun/10	Jan-Jun/09	Jan-Jun/10	Jan-Jun/09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	44,697	80,549	100,137	180,123	2,240	2,236	(44.5)	(44.4)	0.2
Coated	46,010	42,160	106,983	112,596	2,325	2,671	9.1	(5.0)	(12.9)
Special/Other	58,977	55,898	225,787	236,224	3,828	4,226	5.5	(4.4)	(9.4)
Total	149,684	178,606	432,907	528,943	2,892	2,962	(16.2)	(18.2)	(2.3)
Export Market
Uncoated	17,404	18,082	29,820	37,327	1,713	2,064	(3.7)	(20.1)	(17.0)
Coated
Special/Other	2,701	843	6,923	3,014	2,563	3,575	220.4	129.7	(28.3)
Total	20,105	18,925	36,743	40,341	1,828	2,132	6.2	(8.9)	(14.3)
Total Paper	169,789	197,530	469,650	569,284	2,766	2,882	(14.0)	(17.5)	(4.0)
Pulp
Domestic Sales	285,172	204,596	271,614	169,968	952	831	39.4	59.8	14.7
Export Market	2,289,451	2,307,984	2,714,183	2,133,631	1,186	924	(0.8)	27.2	28.2
Total	2,574,623	2,512,580	2,985,796	2,303,599	1,160	917	2.5	29.6	26.5
Total Domestic Sales	434,856	383,202	704,520	698,911	1,620	1,824	13.5	0.8	(11.2)
Total Export Market	2,309,556	2,326,909	2,750,925	2,173,973	1,191	934	(0.7)	26.5	27.5
TOTAL	2,744,412	2,710,111	3,455,446	2,872,883	1,259	1,060	1.3	20.3	18.8

*	Does not include Asapir and Portocel

Appendix III – Income Statements

INCOME STATEMENT - Quarters Results

Fibria - Consolidated								R$ million
	2Q10		1Q10		2Q09		QoQ %
	R$	AV%	R$	AV%	R$	AV%	2Q10/1Q10	2Q10/2Q09
Net Revenue	1,809	100%	1,675	100%	1,471	100%	8%	23%
Domestic Sales	385	21%	350	21%	372	25%	10%	3%
Export Sales	1,425	79%	1,325	79%	1,099	75%	8%	30%
Cost of sales	(1,293)	-71%	(1,266)	-76%	(1,292)	-88%	2%	0%
Cost related to production	(1,261)	-70%	(1,248)	-75%	(1,289)	-88%	1%	-2%
Accruals for losses on ICMS credits	(31)	-2%	(18)	-1%	(3)	0%	74%	943%
Operating Profit	516	29%	409	24%	179	12%	26%	189%
Selling and marketing	(93)	-5%	(70)	-4%	(79)	-5%	33%	18%
General and administrative	(81)	-4%	(72)	-4%	(63)	-4%	12%	29%
Financial Result	(315)	-17%	(341)	-20%	1,369	93%	-8%	-123%
Equity	(0)	0%	-	0%	(5)	0%	0%	-93%
Other operating (expenses) income	46	3%	(45)	-3%	(31)	-2%	-202%	-247%
Operating Income	73	4%	(119)	-7%	1,369	93%	-161%	-95%
Income taxes expenses	57	3%	128	8%	(449)	-31%	-56%	-113%
Net Income (Loss)	130	7%	9	1%	920	63%	1341%	-86%
Net Income (Loss) attributable to controlling equity interest	129	7%	8	0%	515	35%	1507%	-75%
Net Income (Loss) attributable to non-controlling equity interest	1	0%	1	0%	405	28%	17%	-100%
Depreciation, amortization and depletion	353	20%	371	22%	330	22%	-5%	7%
EBITDA	743	41%	594	35%	335	23%	25%	121%
Corporate Restructuring expenses	-	0%	-	0%	22	1%	0%	0%
Amortization of Intangible Assets	21	1%	21	1%	23	2%	100%	-10%
Fixed Assets disposals	(12)	-1%	4	0%	-	0%	-403%	100%
Accruals for losses on ICMS credits	31	2%	18	1%	3	0%	74%	944%
Fair Value of Biological Assets	(68)	0%	-	0%	-	0%	100%	100%
Allowance for Doubtful Accounts	16	0%	-	0%	-	0%	100%	100%
Building of inventories - Três Lagoas	-	0%	-	0%	6	0%	0%	-100%
EBITDA consolidated	730	40%	637	38%	389	26%	15%	88%

INCOME STATEMENT - Accumulated Results

Fibria - Consolidated			R$ million
	Jan-Jun 2010		Jan-Jun 2009
	R$	AV%	R$	AV%
Net Revenue	3,484	100%	2,900	100%
Domestic Sales	734	21%	726	25%
Export Sales	2,750	79%	2,174	75%
Cost of sales	(2,559)	-73%	(2,449)	-84%
Cost related to production	(2,510)	-72%	(2,444)	-84%
Accruals for losses on ICMS credits	(50)	-1%	(5)	0%
Operating Profit	925	27%	451	16%
Selling and marketing	(163)	-5%	(154)	-5%
General and administrative	(153)	-4%	(128)	-4%
Financial Result	(656)	-19%	1,184	41%
Equity	(1)	0%	(6)	0%
Adjustment to market value - Aracruz Participation (CPC15)	-	0%	1,379	48%
Other operating (expenses) income	2	0%	(59)	-2%
Operating Income	(46)	-1%	2,666	92%
Income taxes expenses	185	5%	(479)	-17%
Net Income (Loss)	139	4%	2,187	75%
Net Income (Loss) attributable to controlling equity interest	136	4%	1,777	61%
Net Income (Loss) attributable to non-controlling equity interest	2	0%	410	14%
Depreciation, amortization and depletion	725	21%	583	20%
EBITDA	1,337	38%	692	24%
Corporate Restructuring expenses	-	0%	22	1%
Amortization of Intangible Assets	42	1%	63	2%
Fixed Assets disposals	(8)	0%	(21)	-1%
Accruals for losses on ICMS credits	50	1%	5	0%
Fair Value of Biological Assets	(68)	-2%	-	0%
Allowance for Doubtful Accounts	16	0%	-	0%
Building of inventories - Três Lagoas	-	0%	6	0%
EBITDA consolidated	1,368	39%	767	26%

The 2Q09 Financial Statements as presented for comparison were adjusted to include the changes introduced by the adoption of CPCs 15 through 40 and 43 (except 34-unissued), as required by the Brazilian accounting practices.

Appendix IV – Balance Sheet

Balance Sheet
R$ million

ASSETS	JUN/ 10	MAR/ 10	JUN/ 09
CURRENT ASSETS	4,884	5,033	5,440
Cash and cash equivalents	634	550	143
Securities	1,687	2,120	2,765
Derivative instruments	14	-	29
Trade Accounts Receivable, net	1,219	1,164	732
Inventories	932	823	1,011
Recoverable taxes	263	247	436
Deferred income taxes	-	-	61
Assets avaiable for sale	-	-	97
Others	135	129	166
NON-CURRENT ASSETS	2,525	2,509	2,264
Securities	28	27	114
Deferred income taxes	1,382	1,341	1,073
Recoverable taxes	344	374	271
Others	771	767	806
Investments	15	15	21
Property, plant & equipment , net	13,808	13,988	15,377
Biological assets	3,785	3,754	3,991
Intangible assets	5,398	5,417	5,676
TOTAL ASSETS	30,415	30,716	32,770

LIABILITIES	JUN/ 10	MAR/ 10	JUN/ 09
CURRENT LIABILITIES	2,842	3,911	6,202
Short-term debt	900	1,027	2,612
Trade Accounts Payable	450	473	423
Payroll and related charges	106	84	113
Tax Liability	48	46	7
Taxes paid in installments	15	14	1
Taxes on Income	-	-	29
Derivative instruments	-	13	98
Dividends and Interest attributable to capital payable	2	8	1
Stock acquisition payable	1,241	2,132	2,851
Others	81	114	66
NON-CURRENT LIABILITIES	12,369	11,720	12,633
Long-term debt	10,522	9,776	9,815
Accrued liabilities for legal proceedings	130	132	511
Deferred income taxes , net	955	968	1,315
Taxes paid in installments	64	61	59
Stock acquisition payable	547	605	867
Others	150	178	66
Minority interest	22	21	2,282
SHAREHOLDERS' EQUITY	15,183	15,064	11,652
Issued Share Capital	8,379	8,379	7,057
Capital Reserve	3	3	3
Revaluation Reserve	10	10	11
Retained earnings	5,183	5,054	4,893
Equity valuation adjustment	1,619	1,619	(311)
Treasury stock	(10)	(1)	(1)
TOTAL LIABILITIES	30,415	30,716	32,770

The 2Q09 Financial Statements as presented for comparison were adjusted to include the changes introduced by the adoption of CPCs 15 through 40 and 43 (except 34-unissued), as required by the Brazilian accounting practices.

Appendix V – Cash Flow

Cash Flow Statement (R$ million)	2Q10	1Q10	2Q09
NET INCOME (LOSS) BEFORE INCOME TAXES	73	(119)	1,369
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	414	405	346
(+) Foreign exchange and unrealized (gains) losses, net	104	187	(1,568)
(+) Fair value of financial instruments	(11)	11	(167)
(+) Equity	0	-	5
(+) Fair value of Biological Assets (CPC 29)	(68)	-	-
(+) Gain (loss) on disposal of Property, Plant and Equipment	2	9	(4)
(+) Debt present value adjustment - shares acquisition	92	96	106
(+) Accrued liabilities for legal proceedings and others	32	(35)	5
(+) Interest on loan accrual	181	173	196
(+) Interest on Securities	(65)	(37)	(49)

Changes in operating assets:
Trade accounts receivable	(32)	(284)	11
Inventories	(109)	7	53
Taxes on income and other taxes	(7)	(32)	(15)
Advance to suppliers and others	10	101	10

Changes in operating liabilities:
Trade Accounts Payable	(21)	76	7
Taxes on income and other taxes	(2)	18	11
Payroll, profit sharing and related charges	22	(39)	25
Others	(55)	(18)	33

Net cash provided by operating activities
Interest received from Securities	55	20	340
Interest paid on loans	(224)	(153)	(246)
Taxes on income and other taxes paid	(5)	(7)	(3)

CASH FLOW FROM OPERATING ACTIVITIES	387	378	467
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	(1,042)	(1,043)	(522)
Property, Plant and Equipment Acquisition	(226)	(185)	(392)
Securities	442	1,187	(296)
Revenues on Property, Plant and Equipment Sales	3	1	21
Settlement of financial instruments	(17)	7	(56)

CASH FLOW FROM INVESTING ACTIVITIES	(840)	(33)	(1,244)
Financing activities
Loans
Borrowings	2,913	795	619
Capital increase	-	-	632
Repayments	(2,376)	(1,252)	(649)
Treasury stock	(10)	-	(0)

CASH FLOW FROM FINANCING ACTIVITIES	527	(456)	601

Exchange variation effect on cash and cash equivalents	10	16	(54)
Net increase (decrease) in cash and cash equivalents	84	(95)	(230)
Cash and cash equivalent at beginning of period	550	645	373
Cash and cash equivalent at end of period	634	550	143

The 2Q09 Financial Statements as presented for comparison were adjusted to include the changes introduced by the adoption of CPCs 15 through 40 and 43 (except 34-unissued), as required by the Brazilian accounting practices.

Appendix VI – Economic and Operating Data

							2Q10 vs.	2Q10	1Q10 vs.	2Q09 vs.
Exchange Rate (R$/US$)	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	1Q10	vs.2Q09	4Q09	1Q09
Closing	1.8015	1.7810	1.7412	1.7781	1.9516	2.3152	1.2%	-7.7%	2.3%	-16%
Average	1.7926	1.8040	1.7393	1.8676	2.0741	2.3153	-0.6%	-13.6%	3.7%	-10%

				2Q10 vs.	2Q10 vs.
Pulp sales distribution, by region	2Q10	1Q10	2Q09	1Q10	2Q09	LTM*
Europe	38%	39%	32%	-1 p.p.	7 p.p.	35%
North America	27%	27%	21%	0 p.p.	6 p.p.	24%
Asia	24%	23%	37%	1 p.p.	-14 p.p.	29%
Brazil / Others	11%	11%	9%	0 p.p.	2 p.p.	11%

*	LTM : Last Twelve Months

Pulp list price per region (US$/t)	Aug-10	Jul-10	Jun-10	May-10	Apr-10	Mar-10	Feb-10	Jan-10	Dec-09	Nov-09	Oct-09	Sep-09	Aug-09
North America	900	950	950	920	870	820	790	760	730	730	700	650	610
Europe	870	920	920	890	840	790	760	730	700	700	650	600	560
Asia	800	850	850	850	800	750	720	690	660	660	630	580	540

Financial Indicators	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
Net Debt / Adjusted EBITDA (LTM*)	4.7	5.6	6.3	7.2	7.2	7.8
Net Debt / Total Capital (gross debt + net equity)	0.5	0.5	0.6	0.6	0.6	0.7
Cash + EBITDA (LTM*) / Short-term Debt	2.2	1.1	1.2	0.8	0.9	0.9

*	LTM : Last Twelve Months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: August 16, 2010	By:	/s/ João Elek
	Name:	João Elek
	Title:	Chief Financial Officer and Investor Relations Officer.